May 5, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549 - 3720

Re:	Confidential Submission of Draft Registration Statement on Form S-l

Ladies and Gentlemen:

On behalf of our client, ALX Oncology Holdings Inc., a Delaware corporation (“ALX” or the “Company”), we hereby confidentially submit ALX’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), for non-public review by the staff of the U.S. Securities and Exchange Commission (the “Commission”).

Please note that ALX’s predecessor company, ALX Oncology Limited, was an Irish private company. ALX was incorporated in the State of Delaware on April 1, 2020 and on that same date, ALX completed a reorganization whereby ALX Oncology Limited became a wholly-owned subsidiary of ALX and all of the equity holders of ALX Oncology Limited became equity holders of ALX. The Draft Registration Statement includes the audited consolidated financial statements of ALX Oncology Limited as of December 31, 2019 and for the years ended December 31, 2018 and December 31, 2019. The Company intends to include the interim financial statements for ALX Oncology Limited as of March 31, 2020 and for the three months ended March 31, 2019 and 2020, and an audited opening balance sheet of ALX as of April 1, 2020 on a subsequent amendment to the Draft Registration Statement to be submitted to the Commission. The Company will then present the financial statements of ALX for the periods including and subsequent to April 1, 2020 in future submissions and/or filings with the Commission.

Please direct all notices and communications with respect to this confidential submission via email to Peter Garcia at peter@alxoncology.com and to me at mcoke@wsgr.com.

Should you have any questions on this submission, please do not hesitate to contact me at (650) 565-3596 or Christina L. Poulsen at (650) 849-3245.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael E. Coke

Michael E. Coke

cc:	Jaume Pons, PhD., President and Chief Executive Officer, ALX Oncology Holdings Inc.

Peter Garcia, Chief Financial Officer, ALX Oncology Holdings Inc.

Jason Trimborn, KPMG LLP

Dave Peinsipp, Cooley LLP